SCOPUS VIDEO NETWORKS LTD.

December 7, 2005

Via Facsimile and EDGAR Transmission

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Scopus Video Networks Ltd.
Registration Statement on Form F-1
File No. 333-129804

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Scopus Video Networks Ltd. (the “Company”) hereby respectfully requests acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on December 8, 2005, or as soon as possible thereafter. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Edouard C. LeFevre at Foley & Lardner LLP, our counsel, at (617) 342-4071.

Very truly yours, Scopus Video Networks Ltd.

By:	/s/ David Mahlab
Name: David Mahlab Title: Chief Executive Officer